July 19, 2024

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp
5818 El Camino Real
Carlsbad, CA 92008

       Re: Aptera Motors Corp
           Offering Statement on Form 1-A
           Filed June 20, 2024
           File No. 024-12455
Dear Chris Anthony:

       We have reviewed your offering statement and have the following comment(s).

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover page

1.     Please provide the legend required by Rule 254(a) of Regulation A.
2. If the offering is intended to be a continuous offering within the meaning of Rule
       251(d)(3)(i)(F) of Regulation A, please revise your offering circular to disclose that the offering will commence within two calendar days after qualification.
3.     We note your disclosure that    [h]olders of the Class A Common Stock
will continue to
       hold a majority of the voting power of all of the company   s equity
stock at the conclusion
       of this Offering and therefore control the board.    Please revise the
cover page to identify
       the controlling stockholder(s) and such stockholders    total voting
power.
Summary, page 2

4. We note your disclosure that you have not yet delivered any vehicles and that you now intend to start deliveries on pre-orders in 2025. We also note that in your prior disclosures, you estimated initial deliveries in 2021, which was delayed to 2022 and then to 2024. Refer to your Form 1-A filed on April 30, 2021, Form 1-A POS filed on August
 July 19, 2024
Page 2

       16, 2022, and Form 1-A POS filed on August 28, 2023. Please revise the offering circular to discuss the reasons for the continued delay in the production and delivery of your product. Additionally, as applicable, update your risk factors section.
5. We note the disclosure on page 28 that "[w]e are intending to register our shares under the
       Exchange Act." Please revise to clarify whether you intend to become an Exchange Act reporting company in connection with this offering.
The Company's Business, page 21

6.     Please revise to describe the components of your    Enterprise Resource
Planning and
       Manufacturing Execution Systems.
Suppliers, page 22

7. Please revise to disclose the material terms and the status of each agreement discussed in this section. Additionally, if material, please file the agreement with Elaphe Propulsion
       Technologies Ltd.
The Company's Property, page 24

8. We note that you (i) intend to use your facility in Carlsbad, California for the production of solar panels, battery packs and final vehicle assembly, (ii) have 48,000 pre-orders, (iii)
       estimate first deliveries on pre-orders in 2025 and (iv) anticipate producing 20,000 vehicles a year by 2026. Please revise to disclose (i) the current production capacity of your Carlsbad facility, (ii) whether your Carlsbad facility can produce the quantity of vehicles you anticipate producing in the future, (iii) the number of vehicles you anticipate delivering in 2025 and (iv) the milestones you need to achieve to ramp production to
       20,000 vehicles a year by 2026, including a discussion of the funding needed to start production in 2025 and ramp production in 2026.

Liquidity and Capital Resources, page 27

9.     We note your cross reference on page 6 to a section titled,    Plan of
Operation,    however,
       this section does not appear. Please revise to discuss your plan of operation for the 12 months following the commencement of the offering. Refer to Item 9(c) of Form 1-A
       (Part II).
10. We note your disclosure that you were approved for a $21.9 million grant from the
       California Energy Commission. We also note your disclosure that the grant is contingent on achieving certain milestones. Please revise to describe the material milestones and the current status of your business in achieving these milestones.
Trend Information, page 28

11.    We note your disclosure that    [i]n 2024, Aptera Motors expanded its
market reach by
       entering the United Arab Emirates.    Please revise to clarify how the
company has entered
       into the United Arab Emirates.
Compensation of Directors and Executive Officers, page 30

12. We note your 2021 Stock Option and Incentive Plan and that Sarah Hardwick served as
 July 19, 2024
Page 3

       your chief marketing officer in 2023. Please revise to provide the information required by Items 11(a) and (d) of Form 1-A (Part II).
Securities Being Offered
Voting Rights, page 33

13. We note your disclosure that holders of your Class B Common Stock may vote on certain matters as required by Delaware law. Please revise to disclose the number of votes required for approval of such matters and whether the holders of Class A and Class B
       Common Stock would vote separately or together as a combined class on each matter.
       Additionally, revise to ensure that the voting rights of each class of common stock and preferred stock are disclosed in this section.
Exhibit 1.1 Broker Dealer Agreement, page III-1

14. We note the indication in your exhibit index that information was omitted from this exhibit. It appears, however, that no omissions were made. Please revise or advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Andi Carpenter at 202-551-3645 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Evan Ewing at 202-551-5920 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing